1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN ENCOUNTERS BONANZA GRADES
IN BLANKET STYLE MINERALIZATION AT HOLLISTER

November 9, 2010, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that trial mining in the Blanket Zone above the Main Clementine vein #18 at its Hollister project in Nevada has encountered bonanza grades of gold and silver. The Company cautions investors and readers that we are making this announcement out of an abundance of concern over interpretation of this information and, as the information may be known locally in the region of the mine site, the Company felt obligated to make it public.

Channel sampling carried out in conjunction with trial mining in the Blanket Zone has encountered the bonanza grades over a strike distance of 170 feet (57 meters). Channel samples taken every 10 feet (3 meters) gave values ranging from a low of 1.5 oz/ton (52.0 g/t) Au and 3.2 oz/ton (111.9 g/t) Ag to a high of 2,560.4 oz/ton (88,845.9 g/t) Au and 1,829.8 oz/ton (63,494.1 g/t) Ag over channel widths from 0.3 to 2 feet wide. The current stope is continuously mineralized along its 180-foot (60-meter) length. Diluted over 3.5 feet (the width of the stope development), the average sample values were 66.4 oz/ton (2,404 g/t) Au and 78.5 oz/ton (2,723.9 g/t) Ag. Muck piles have also been sampled; grabs are taken over the pile to collect as representative a sample as possible (between 10-15 lb. are collected every 10 feet). The fully diluted value of the muck samples taken from the stope to date averages 22.3 oz/t (773.8 g/t) Au and 23.4 oz/ton (811.9 g/t) Ag.

The Blanket style mineralization at Hollister is typified by very fine grained disseminated gold hosted by tuffaceous horizons in the Tertiary (10-15 million years old) volcanics that lie unconformably on the basement Ordovician (~430 million year old) metasediments. These zones of mineralization are thought to be “mineralization plumes” directly related to the activity of fluid which has focused in structures that control the underlying epithermal quartz – adularia veins, and propagated into the Tertiary volcanic pile.

Blanket mineralization was previously exploited by opencast methods during 1990-1992 by the Touchstone – Galactic Joint Venture. According to historic records, 115,000 ounces of gold were produced by a heap leach operation that treated low grade ore (~0.003 oz/ton or 1 g/t Au). Great Basin modeled all 46 drill intersections above the Tertiary unconformity, and +1 g/t grade shells generally locate above known mineralized quartz – adularia veins. In general, this style has been located in the first ~30 feet (10 meters) above the unconformity, and may have dimensions in excess of 150 feet (50 meters) long and 60 feet (20 meters) wide. Grades from these 46 drill intersections average 0.45 oz/ton Au (15.4 g/t) and 1.7 oz/ton Ag (59 g/t).

Extrapolation of stope 3000N 1E to surface (approximately 200 feet or 67 meters vertically above), places this zone 300 feet (100 meters) west of the historical Clementine mercury mine. It supports the near surface working metal zonation and gold deposition model for the Hollister mine, and indicates additional exploration potential.

Ferdi Dippenaar, President and CEO, commented: “In the past, we have identified the Blanket Zone as a target area worth exploring, and trial mining at the top of vein #18 has turned out to be a great way to test the prospective nature of this style of mineralization. Although we have encountered a limited amount of this high grade material through trial stoping, drilling is underway to determine the full extent of mineralization. More information will be made available as and when it becomes available. Based on our experience in the Main Clementine vein #18, we are evaluating the possibility of returning to previously stoped out areas above the Gwenivere high grade veins.”

Phil Bentley, Pr.Sci.Nat. (SACNAS) Vice President for Geology and Exploration for the Company and a qualified person, and Johan Oelofse, PrEng, FSAIMM, Chief Operating Officer for the Company and a qualified person, have reviewed this news release on behalf of Great Basin.

Great Basin is a mining company engaged in the exploration and development of gold properties. The Company is currently focused on bringing two mines in the world’s two richest gold producing regions into production. The Hollister gold project is located on the Carlin Trend in Nevada, USA and the Burnstone gold mine is located in the Witwatersrand Basin goldfield of South Africa.

Ferdi Dippenaar
President and CEO

Samples collected from Hollister trial mining are delivered to the First Gold Laboratory in Lovelock, Nevada for analysis. The pulps of these samples are now being sent to Inspectorate America Corporation in Sparks, Nevada for checking. At First Gold, vein samples are analyzed by standard fire assay procedures. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish.

For additional details on Great Basin and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services at:

Tsholo Serunye in South Africa	+27 (0) 11 301 1800
Michael Curlook in North America	+1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	+1 (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

• uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
• uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
• uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
• operating and technical difficulties in connection with mining development activities;
• uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;
• uncertainties related to unexpected judicial or regulatory proceedings;
• changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to
o mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
o expected effective future tax rates in jurisdictions in which our operations are located;
o the protection of the health and safety of mine workers; and
o mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
• changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
• unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
• changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
• environmental issues and liabilities associated with mining including processing and stock piling ore;
• geopolitical uncertainty and political and economic instability in countries which we operate; and
• labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin , investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.